May 13, 2025

Sally Outlaw
Chief Executive Officer
Worthy Wealth Realty, Inc.
One Boca Commerce Center
551 NW 77 Street, Suite 212
Boca Raton, FL 33487

       Re: Worthy Wealth Realty, Inc.
           Offering Statement on Form 1-A
           Filed April 21, 2025
           File No. 024-12536
Dear Sally Outlaw:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 17, 2025 letter.

Offering Statement on Form 1-A
Offering Circular Summary, page 4

1. We note your response to prior comment 4. Please revise here, and where appropriate to disclose your plan of operations if you do not raise enough to make an initial investment.
Plan of Operations, page 28

2. We note your response to prior comment 1. On page 29, you disclose that "[i]n return for the funds invested the Company will receive fixed quarterly interest payments that are more than sufficient to allow the Company to make interest payments to the investors in the Company's bonds." Please provide a basis for the statement that the
 May 13, 2025
Page 2

       interest payments will be more than sufficient. For example, what will be the minimum interest to be received from the fixed quarterly interest payments? Will the fixed quarterly interest payments be supported by collateral and/or guarantees from third parties?
3.     We note your response to prior comment 6 and reissue the comment.
Although you
       state that the investments contemplated by the Company   s business plan
do not
       involve loans, you still discuss "fixed quarterly interest payments" and "the interest rates" to be received in connection with the investments as a tenant in common. And you do not described the nature of the contract, agreement or instrument that will provide the fixed interest payments. Will these be contractual agreements, preferred notes, units or other types of instruments? Please refer to prior comment 6.
Exhibits

4. We note your response to prior comment 10 and our request for offering materials, including screen shots. Please file test the waters materials as an exhibit to your offering statement. Refer to Item 17 of Form 1-A.
General

5.     We note your response to prior comment 2 and that you have elected to remove
       your website   s table of    Sample 5-Year Investment Returns on Worthy
Wealth   s
       Bonds    and similar statements, including    strong, predictable
return." However, your
       website still states that potential investors can earn up to a "projected 7%-15% APY."
       Please clarify your basis for this statement. Further, please note that the website presentation of the bonds should be treated as an offering for purposes of Rule 255(a)
       of Regulation A and Item 17, Exhibit 13 of Form 1-A.
       Please contact Aisha Adegbuyi at 202-551-8754 or James Lopez at 202-551-3536
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:   Clint J. Gage, Esq.